Mail Stop 4561

October 18, 2007

VIA U.S. MAIL

Lee Horwitz
CFO
Morgan Stanley Charter Aspect L.P.
Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY 10036

      Re: **Morgan Stanley Charter Aspect L.P.**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed March 9, 2007
              Form 10-Q for Quarterly Period Ended
              June 30, 2007
              Filed August 10, 2007
              File No. 000-26282

Dear Mr. Horwitz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kevin Woody
              Branch Chief